As filed with the U.S. Securities and Exchange Commission on July 15, 2022
Registration No. 333-257676
333-263514
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 2
to
FORM S-1 ON FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
Quantum-Si Incorporated
(Exact name of registrant as specified in its charter)
Delaware	85-1388175
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
530 Old Whitfield Street
Guilford, Connecticut 06437
Telephone: (203) 458-7100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Jonathan M. Rothberg, Ph.D.
Interim Chief Executive Officer
Quantum-Si Incorporated
530 Old Whitfield Street
Guilford, Connecticut 06437
Telephone: (203) 458-7100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Michael L. Fantozzi, Esq.
Jason S. McCaffrey, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
Telephone: (617) 542-6000
Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non- accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE
On July 2, 2021, Quantum-Si Incorporated (the “Company”) filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-1 (File No. 333-257676) (the “Registration Statement”). The Registration Statement, as amended, was initially declared effective by the SEC on July 21, 2021 and initially registered:
(1)
up to 101,465,310 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A common stock”) consisting of (i) 97,631,991 shares of Class A common stock registered for sale by the selling securityholders named in the Registration Statement (the “Selling Securityholders”) (including the shares referred to in the following clause (ii)), (ii) 135,000 shares of Class A common stock issuable upon the exercise of 135,000 warrants held by the Selling Securityholders (the “Private Placement Warrants”), and (iii) 3,833,319 shares of Class A common stock issuable upon the exercise of 3,833,319 warrants included in the units issued by the Company in its initial public offering, each of which is exercisable for one share of Class A common stock, in accordance with its terms (the “Public Warrants”);

(2)
the resale of up to 19,937,500 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Class B common stock”) held by the Selling Securityholders, which are convertible into 19,937,500 shares of Class A common stock; and

(3)	the resale of up to 135,000 Private Placement Warrants, which represent warrants to acquire 135,000 shares of Class A common stock.
On March 1, 2022, the Company filed Post-Effective Amendment No. 1 to Form S-1 (“Post-Effective Amendment No. 1”), which was subsequently declared effective by the SEC on March 3, 2022. Post-Effective Amendment No. 1 was filed by the Company to, among other things, update the Registration Statement to include information (i) contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and (ii) regarding the Selling Securityholders named in the prospectus, including a reduction in the number of shares of Class A common stock being offered by the Selling Securityholders to 78,436,853 shares of Class A common stock to reflect sales or other dispositions of such securities by the Selling Securityholders since the filing of the initial Registration Statement.
On March 11, 2022 the Company filed a registration statement on Form S-1MEF to register for resale an additional 405,000 shares of Class A common stock by a Selling Securityholder pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “462(b) Registration Statement”).
This Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (“Post-Effective Amendment No. 2”) is being filed by the Company (i) to convert the registration statement on Form S-1 into a registration statement on Form S-3 and (ii) to include updated information regarding the selling stockholders named in the prospectus, including a reduction in the number of shares of Class A common stock being offered by the Selling Securityholders to 68,724,906 shares of Class A common stock to reflect sales or other dispositions of such securities by the Selling Securityholders since the filing of the initial Registration Statement.
No additional securities are being registered under this Post-Effective Amendment No. 2. All applicable registration fees were paid at the time of the original filing of the Registration Statement and 462(b) Registration Statement.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling securityholders may sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JULY 15, 2022
PRELIMINARY PROSPECTUS

QUANTUM-SI INCORPORATED
Up to 72,558,225 Shares of Class A Common Stock Up
to 19,937,500 Shares of Class B Common Stock
Up to 135,000 Warrants
This prospectus relates to the issuance by us of up to an aggregate of 3,968,319 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 135,000 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, HighCape Capital Acquisition Corp., a Delaware corporation (“HighCape”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 3,833,319 shares of Class A common stock that are issuable upon the exercise of 3,833,319 warrants issued in connection with the initial public offering of HighCape (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).
This prospectus also relates to the resale from time to time by the Selling Securityholders named in this prospectus (the “Selling Securityholders”) of up to (i) 135,000 Private Placement Warrants, (ii) 135,000 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 2,583,750 shares of Class A common stock held by HighCape’s sponsor, HighCape Capital Acquisition LLC (the “Sponsor”) and certain of its transferees (the “Founder Shares”), (iv) 16,856,301 shares of Class A common stock issued in the PIPE Financing (as defined below), (v) 696,250 shares of Class A common stock issued pursuant to the Foresite Subscription Agreements (as defined below), (vi) 48,453,605 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Quantum-Si (as defined below) pursuant to the Business Combination Agreement (as defined below), including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (vii) 19,937,500 shares of Class B common stock issued pursuant to the Business Combination Agreement.
This prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus.
We will not receive any proceeds from the sale of shares of Class A common stock, shares of Class B common stock or Private Placement Warrants by the Selling Securityholders or of shares of Class A common stock by us pursuant to this prospectus, except with respect to amounts received by us upon exercise of the Warrants or the Options.
However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to this prospectus.
We are registering the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution.”
You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.
Our Class A common stock and Public Warrants are listed on Nasdaq under the symbols “QSI” and “QSIAW,” respectively. On July 14, 2022, the closing price of our Class A common stock was $2.80 and the closing price for our Public Warrants was $0.58.
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus and in the other documents that are incorporated by reference in this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is     , 2022.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, the Selling Securityholders may use the shelf registration statement to sell securities of the Company up to the amounts described in the section entitled “Selling Securityholders,” from time to time through any means described in the section entitled “Plan of Distribution.” More specific terms of any securities that the Selling Securityholders offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the Company’s securities being offered and the terms of the offering.
A prospectus supplement may also add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus, together with the information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”
Neither we nor the Selling Securityholders have authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus incorporates by reference trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
This prospectus contains or incorporates by reference summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”
You should rely only on the information contained in this prospectus. No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.
For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY
This summary highlights selected information included in this prospectus or incorporated by reference in this prospectus and does not contain all of the information that may be important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information incorporated by reference from our other filings with the SEC. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, and the information incorporated by reference in this prospectus, including the information under “Risk Factors,” and the financial statements that are incorporated by reference in this prospectus. References to “we”, “us”, “our”, “Quantum-Si” and “the Company” refer to Quantum-Si Incorporated and its subsidiaries.
About Quantum-Si Incorporated
We are an innovative life sciences company with the mission of transforming single molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell. We have developed a proprietary universal single molecule detection platform that we are applying to proteomics to enable Next Generation Protein Sequencing (“NGPS”), the ability to sequence proteins in a massively-parallel fashion (rather than sequentially, one at a time), and can be used for the study of nucleic acids. We believe that with the ability to sequence proteins in a massively parallel fashion and offer a simplified workflow with a faster turnaround time, NGPS has the potential to unlock significant biological information through improved resolution and unbiased access to the proteome at a speed and scale that is not available today. Current proteomic workflows to sequence proteins require days or weeks to complete. Our platform is designed to offer a single-day workflow including both sample preparation and sequencing. Our platform is comprised of the Carbon™ automated sample preparation instrument, the Platinum™ NGPS instrument, the Quantum-Si Cloud™ software service, and reagent kits and chips for use with our instruments. We intend to follow a systematic, phased approach to successfully launch and commercialize our platform for research use only in 2022, and have initiated our early access limited release to enable key thought leaders early access to our platform in 2021. We believe we are the first company to successfully enable NGPS on a semiconductor chip, thus digitizing a substantial proteomics opportunity, which allows for a massively parallel solution at the ultimate level of sensitivity — single molecule detection.
Business Combination
The Company was originally known as HighCape Capital Acquisition Corp. (“HighCape”). On June 10, 2021, we consummated a business combination (the “Business Combination”) pursuant to the terms of the business combination agreement dated as of February 18, 2021 (the “Business Combination Agreement”) by and among HighCape, Tenet Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Quantum-Si Incorporated, a Delaware corporation (“Legacy Quantum-Si”). In connection with the Business Combination, HighCape changed its name to “Quantum-Si Incorporated” (“Quantum-Si”) and Legacy Quantum-Si changed its name to “Q-SI Operations Inc.”
Pursuant to the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), each share of Legacy Quantum-Si capital stock (other than shares of Legacy Quantum-Si Series A preferred stock) that was issued and outstanding was automatically cancelled and extinguished and converted into the right to receive 0.7975 (the “Exchange Ratio”) shares of the Company’s Class A common stock, and each share of Legacy Quantum-Si Series A preferred stock that was issued and outstanding was automatically cancelled and extinguished and converted into the right to receive the number of shares of the Company’s Class B common stock equal to the Exchange Ratio.
In addition, concurrently with the execution of the Business Combination Agreement, on February 18, 2021, HighCape entered into subscription agreements (the “PIPE Investor Subscription Agreements”) with certain institutional and accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors purchased, immediately prior to the Closing, an aggregate of 42,500,000 shares of HighCape Class A common stock at a purchase price of $10.00 per share (the “PIPE Financing”).
In addition, concurrently with the execution of the Business Combination Agreement, on February 18, 2021, HighCape entered into subscription agreements (the “Foresite Subscription Agreements”), with certain affiliates of Foresite Capital Management, LLC (the “Foresite Funds”), pursuant to which the Foresite Funds purchased immediately prior to the Closing, an aggregate of 696,250 shares of HighCape Class A common stock at a purchase price of $0.001 per share for aggregate gross proceeds of $696.25 after a corresponding number of shares of HighCape Class B common stock was irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.
Corporate History and Information
HighCape was incorporated in Delaware on June 10, 2020. It was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
Legacy Quantum-Si was incorporated under the laws of the State of Delaware on June 24, 2013.
Pursuant to the terms of the Business Combination Agreement, a business combination between HighCape was effected through the merger of Merger Sub with and into Legacy Quantum-Si, with Legacy Quantum-Si surviving as the surviving company and a wholly owned subsidiary of HighCape. Effective as of the Closing, HighCape changed its name to Quantum-Si Incorporated and the business of Legacy Quantum-Si became the business of the Company, and Legacy Quantum-Si changed its name to Q-SI Operations Inc.
Quantum-Si’s principal executive offices are located at 530 Old Whitfield Street, Guilford, Connecticut 06437, and its telephone number is (203) 458-7100.

THE OFFERING
Issuance of Class A common stock
Shares of our Class A common stock to be issued upon exercise of all Private Placement Warrants and Public Warrants
3,968,319 shares
Shares of our Class A common stock outstanding prior to exercise of all Warrants
139,181,628 shares(1)
Use of proceeds
We will receive up to an aggregate of approximately $45.6 million from the exercise of all 3,968,319 Warrants, assuming the exercise in full of such Warrants for cash.
Unless we inform you otherwise in a prospectus supplement or free writing prospectus, we intend to use the net proceeds from the exercise of such Warrants for general corporate purposes which may include acquisitions or other strategic investments or repayment of outstanding indebtedness.
Resale of Class A common stock, Class B common stock and Warrants
Shares of Class A common stock offered by the Selling Securityholders (representing the Founder Shares, shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, shares issued in the PIPE Financing, shares issued pursuant to the Foresite Subscription Agreements, and shares issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Quantum-Si pursuant to the Business Combination Agreement, including shares that may be issued upon the exercise of stock options and the vesting of restricted stock units or upon the conversion of shares of Class B common stock)
68,724,906 shares
Shares of Class B common stock offered by the Selling Securityholders
19,937,500 shares
Warrants offered by the Selling Securityholders (representing the Private Placement Warrants)
135,000
Exercise price
$11.50 per share, subject to adjustment as described herein
Redemption
The Warrants are redeemable in certain circumstances. See “Description of Quantum-Si Securities - Warrants” for further discussion.
Use of proceeds
We will not receive any proceeds from the sale of the Class A common stock, Class B common stock and Warrants to be offered by the Selling Securityholders.
(1)
Represents the number of shares of Class A common stock and Class B common stock outstanding as of June 30, 2022. Includes (i) 119,244,128 shares of Class A common stock and (ii) 19,937,500 shares of Class A common stock issuable upon conversion of outstanding Class B common stock. The number of issued and outstanding shares of Class A Common Stock does not include the shares of Class A common stock reserved for issuance under the Quantum-Si Incorporated 2021 Equity Incentive Plan.

With respect to shares of Class A common stock underlying the options, we will not receive any proceeds from such shares except with respect to amounts received by us upon exercise of such options to the extent such options are exercised for cash. With respect to shares of Class A common stock underlying the Warrants, we will not receive any proceeds from such shares except with respect to amounts received by us upon exercise of such Warrants to the extent such Warrants are exercised for cash.
Ticker symbols
“QSI” and “QSIAW” for the Class A common stock and Public Warrants, respectively.

RISK FACTORS
Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties and all other information, documents or reports included or incorporated by reference in this prospectus and, if applicable, any prospectus supplement or other offering materials, including the risks and uncertainties discussed under “Risk Factors” in our most recent Annual Report on Form 10-K filed with the SEC, which are incorporated by reference in this prospectus, and any updates to those risk factors included from time to time in our periodic and current reports filed with the SEC and incorporated by reference in this prospectus. Our business, financial condition or results of operations could be harmed by any of these risks. As a result, you could lose some or all of your investment in our securities. Additional risks not currently known to us or other factors not perceived by us to present significant risks to our business at this time also may impair our business operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Quantum-Si. These statements are based on the beliefs and assumptions of the management of Quantum-Si. Although Quantum-Si believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Quantum-Si cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•
the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably and retain our key employees;

•	the ability to maintain the listing of our Class A common stock on Nasdaq;
•	changes in applicable laws or regulations;
•	our ability to raise financing in the future;
•	the success, cost and timing of our product development activities;
•	the commercialization and adoption of our existing products and the success of any product we may offer in the future;
•	the potential attributes and benefits of our products once commercialized;
•	our ability to obtain and maintain regulatory approval for our products, and any related restrictions and limitations of any approved product;
•	our ongoing leadership transition;
•	our ability to identify, in-license or acquire additional technology;
•	our ability to maintain our existing license agreements and manufacturing arrangements;
•
our ability to compete with other companies currently marketing or engaged in the development of products and services that serve customers engaged in proteomic analysis, many of which have greater financial and marketing resources than us;

•	the size and growth potential of the markets for our products, and the ability of each to serve those markets once commercialized, either alone or in partnership with others;
•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•	our financial performance; and
•	the impact of the COVID-19 pandemic on our business.
These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Important factors could cause actual results to differ materially from those indicated or implied by forward-looking statements such as those contained in documents we have filed with the U.S. Securities and Exchange Commission. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. For a discussion of the risks involved in our business and investing in our common stock, see the section entitled “Risk Factors” and the risk factors incorporated by reference herein.
Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS
All of the Class A common stock and Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.
We will receive proceeds of up to an aggregate of approximately $45.6 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. We will have broad discretion over the use of proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease.

SELLING SECURITYHOLDERS
This prospectus relates to the possible resale by the Selling Securityholders of up 68,724,906 shares of our Class A common stock, up to 19,937,500 shares of our Class B common stock, and up to 135,000 Private Placement Warrants. The Selling Securityholders may from time to time offer and sell any or all of the Class A common stock and Warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Securityholders’ interest in the Class A common stock, shares of Class B common stock or Private Placement Warrants other than through a public sale. We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such Class A common stock, shares of Class B common stock or Warrants. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Class A common stock, Class B common stock and Warrants in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) after the date of this prospectus. For purposes of this table, we have assumed that the Selling Securityholders will have sold all of the securities covered by this prospectus upon the completion of the offering.
The following table is prepared based on information provided to us by the Selling Securityholders. It sets forth the name and address of the Selling Securityholders, the aggregate number of shares of Class A common stock, shares of Class B common stock and Private Placement Warrants that the Selling Securityholders may offer pursuant to this prospectus, and the beneficial ownership of the Selling Securityholders both before and after the offering. We have based the percentage ownership prior to this offering on 119,244,128 shares of Class A common stock, 19,937,500 shares of Class B common stock and 135,000 Private Placement Warrants outstanding, in each case as of June 30, 2022. In calculating percentages of shares of Class A common stock owned by a particular Selling Securityholder, we treated as outstanding the number of shares of Class A common stock issuable upon exercise of that particular Selling Securityholder’s Private Placement Warrants or options, or upon the vesting of their restricted stock units or conversion of their Class B common stock, if any, and did not assume the exercise of any other Selling Securityholder’s Private Placement Warrants or options, or upon the vesting of any other Selling Securityholder’s restricted stock units or conversion of any other Selling Securityholder’s Class B common stock.
We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.
Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of shares registered on its behalf. A Selling Securityholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution.”

	Shares of Class A Common Stock Beneficially Owned Prior to this Offering**		Shares of Class B Common Stock Beneficially Owned Prior to this Offering		Private Placement Warrants Beneficially Owned prior to Offering		Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class B Common Stock Being Offered***	Number of Private Placement Warrants Being Offered	Shares of Class A Common Stock Beneficially Owned After the Offered Shares of Class A Common Stock are Sold		Shares of Class B Common Stock Beneficially Owned After the Offered Shares of Class A Common Stock are Sold		Private Placement Warrants Beneficially Owned After the Offered Warrants are Sold
Selling Securityholders	Shares	Percent	Shares	Percent	Shares	Percent				Shares	Percent	Shares	Percent	Shares	Percent
4C Holdings I, LLC(1)(2)	17,943,750	15.0%	17,943,750	90%	—	—	17,943,750	17,943,750	—	—	—	—	—	—	—
2012 JMR Trust Common LLC(1)	6,230,108	5.2%	—	—	—	—	6,230,108	—	—	—	—	—	—	—	—
Eldridge PIPE Holdings, LLC(3)	4,483,800	3.8%	—	—	—	—	4,483,800	—	—	—	—	—	—	—	—
YF Genomics Limited(4)	3,809,713	3.2%	—	—	—	—	3,809,713	—	—	—	—	—	—	—	—
Shanghai Yunfeng Qihui Investment Center (LP)(5)	3,809,713	3.2%	—	—	—	—	3,809,713	—	—	—	—	—	—	—	—
HighCape Capital Acquisition LLC(6)	2,628,750	2.2%	—	—	135,000	100%	2,628,750	—	135,000	—	—	—	—	—	—
Jonathan M. Rothberg, Ph.D.(1)(7)	2,542,882	2.1%	—	—	—	—	2,522,370	—	—	20,512	*	—	—	—	—
ARK PIPE Fund I LLC(3)	2,000,000	1.7%	—	—	—	—	2,000,000	—	—	—	—	—	—	—	—
4C Holdings V, LLC(1)(2)	1,993,750	1.7%	1,993,750	10%	—	—	1,993,750	1,993,750	—	—	—	—	—	—	—
Glenview Capital Master Fund, Ltd.(8)	1,824,114	1.5%	—	—	—	—	1,824,114	—	—	—	—	—	—	—	—
23rd Century Capital LLC(1)	1,917,067	1.6%	—	—	—	—	1,917,067	—	—	—	—	—	—	—	—
Glenview Capital Opportunity Fund, L.P.(8)	1,578,899	1.3%	—	—	—	—	1,578,899	—	—	—	—	—	—	—	—
Deerfield Partners, L.P.(9)	1,400,000	1.2%	—	—	—	—	400,000	—	—	1,000,000	*	—	—	—	—
NVR TR, LLC(1)	1,250,000	1.0%	—	—	—	—	1,250,000	—	—	—	—	—	—	—	—
JNR TR, LLC(1)	1,250,000	1.0%	—	—	—	—	1,250,000	—	—	—	—	—	—	—	—
JAR TR, LLC(1)	1,250,000	1.0%	—	—	—	—	1,250,000	—	—	—	—	—	—	—	—
GBR TR, LLC(1)	1,250,000	1.0%	—	—	—	—	1,250,000	—	—	—	—	—	—	—	—
EJR TR, LLC(1)	1,250,000	1.0%	—	—	—	—	1,250,000	—	—	—	—	—	—	—	—
HighCape Partners QP II, L.P.(10)	1,175,473	1.0%	—	—	—	—	1,175,473	—	—	—	—	—	—	—	—
CD-Venture GMBH(11)	1,111,413	*	—	—	—	—	300,000	—	—	811,413	*	—	—	—	—
Foresite Capital Fund V, L.P.(12)	924,379	*	—	—	—	—	348,125	—	—	576,254	*	—	—	—	—
Michael P. McKenna, Ph.D.(13)	869,021	*	—	—	—	—	869,021	—	—	—	—	—	—	—	—
Glenview Offshore Opportunity Fund, L.P.(8)	845,571	*	—	—	—	—	845,571	—	—	—	—	—	—	—	—
Hildred Holdings, LLC (Series F)(14)	684,567	*	—	—	—	—	684,567	—	—	—	—	—	—	—	—
Jeffrey S. Samberg Amended and Restated Revocable Trust Indenture(15)	650,000	*	—	—	—	—	200,000	—	—	450,000	*	—	—	—	—
Foresite Capital Opportunity Fund V, L.P.(12)	633,626	*	—	—	—	—	633,626	—	—	—	—	—	—	—	—
Glenview Institutional Partners, L.P.(8)	611,356	*	—	—	—	—	611,356	—	—	—	—	—	—	—	—
HighCape Partners II QSI Invest, L.P.(10)	601,000	*	—	—	—	—	601,000	—	—	—	—	—	—	—	—
TY INVEST KG(16)	532,767	*	—	—	—	—	300,000	—	—	232,767	*	—	—	—	—
Novalis Lifesciences Investments I, LP(1)(17)	500,000	*	—	—	—	—	500,000	—	—	—	—	—	—	—	—
Michael J. Rothberg Family Trust u/a/d September 4, 1998, as amended, Michael J. Rothberg, Trustee(1)	485,000	*	—	—	—	—	485,000	—	—	—	—	—	—	—	—
Matthew Dyer, Ph.D.(1)(18)	424,677	*	—	—	—	—	424,677	—	—	—	—	—	—	—	—
Joseph D. Samberg Revocable Trust(19)	416,557	*	—	—	—	—	100,000	—	—	316,557	*	—	—	—	—
Michael Mina, Ph.D.(20)	379,387	*	—	—	—	—	358,875	—	—	20,512	*	—	—	—	—
Acadia Woods Partners, LLC(21)	300,000	*	—	—	—	—	300,000	—	—	—	—	—	—	—	—
Claudia Drayton(1)(22)	287,099	*	—	—	—	—	287,099	—	—	—	—	—	—	—	—
Bonnie E. Gould Rothberg, M.D.(1)	273,422	*	—	—	—	—	273,422	—	—	—	—	—	—	—	—
Arrivi Vermogensverwaltungs GMBH(23)	252,750	*	—	—	—	—	50,000	—	—	202,750	*	—	—	—	—
Glenview Capital Partners, L.P.(8)	249,170	*	—	—	—	—	249,170	—	—	—	—	—	—	—	—
John Stark(1)	245,996	*	—	—	—	—	245,996	—	—	—	—	—	—	—	—
Christian LaPointe, Ph.D.(1)(24)	207,693	*	—	—	—	—	207,693	—	—	—	—	—	—	—	—
IB Invest GMBH(25)	186,098	*	—	—	—	—	50,000	—	—	136,098	*	—	—	—	—
Marijin Dekkers, Ph.D.(1)(26)	170,512	*	—	—	—	—	150,000	—	—	20,512	*	—	—	—	—
Ruth Fattori(1)(27)	170,512	*	—	—	—	—	150,000	—	—	20,512	*	—	—	—	—
Elizabeth A. Whayland(1)	147,876	*	—	—	—	—	147,876	—	—	—	—	—	—	—	—
Glenview Healthcare Master Fund, L.P.(8)	140,890	*	—	—	—	—	140,890	—	—	—	—	—	—	—	—

	Shares of Class A Common Stock Beneficially Owned Prior to this Offering**		Shares of Class B Common Stock Beneficially Owned Prior to this Offering		Private Placement Warrants Beneficially Owned prior to Offering		Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class B Common Stock Being Offered***	Number of Private Placement Warrants Being Offered	Shares of Class A Common Stock Beneficially Owned After the Offered Shares of Class A Common Stock are Sold		Shares of Class B Common Stock Beneficially Owned After the Offered Shares of Class A Common Stock are Sold		Private Placement Warrants Beneficially Owned After the Offered Warrants are Sold
Selling Securityholders	Shares	Percent	Shares	Percent	Shares	Percent				Shares	Percent	Shares	Percent	Shares	Percent
EKG Verwaltungs GmbH(28)	147,499	*	—	—	—	—	30,000	—	—	117,499	*	—	—	—	—
Darius Shahida(1)(29)	142,191	*	—	—	—	—	25,000	—	—	117,191	*	—	—	—	—
Matt Dyer and Rose Dyer, as Joint Tenants with Right of Survivorship(1)	142,118	*	—	—	—	—	142,118	—	—	—	—	—	—	—	—
Albert Boehringer(30)	100,000	*	—	—	—	—	100,000	—	—	—	—	—	—	—	—
Elizabeth A. Whayland and Gregory T. Mulhern, as Joint Tenants With Right of Survivorship(1)	85,790	*	—	—	—	—	85,790	—	—	—	—	—	—	—	—
Kevin Rakin(31)	59,512	*	—	—	—	—	39,000	—	—	20,512	*	—	—	—	—
The Kevin L Rakin Irrevocable Trust(32)	50,000	*	—	—	—	—	50,000	—	—	—	—	—	—	—	—
David Colpman(33)	30,000	*	—	—	—	—	30,000	—	—	—	—	—	—	—	—
Antony Loebel(33)	30,000	*	—	—	—	—	30,000	—	—	—	—	—	—	—	—
Robert Taub(33)	30,000	*	—	—	—	—	30,000	—	—	—	—	—	—	—	—
Dr. Olaf Gabbert(34)	25,114	*	—	—	—	—	6,000	—	—	19,114	*	—	—	—	—
Green Cedar GST Trust(35)	25,000	*	—	—	—	—	25,000	—	—	—	—	—	—	—	—
HighCape Partners II, L.P.(10)	24,527	*	—	—	—	—	24,527	—	—	—	—	—	—	—	—
Andrew Rothberg(1)	15,000	*	—	—	—	—	15,000	—	—	—	—	—	—	—	—
Sarah Rakin(1)	2,000	*	—	—	—	—	2,000	—	—	—	—	—	—	—	—
Julia Rakin(1)	2,000	*	—	—	—	—	2,000	—	—	—	—	—	—	—	—
Liam Dagan Rakin(1)	1,000	*	—	—	—	—	1,000	—	—	—	—	—	—	—	—
Gaby Dagan Rakin(1)	1,000	*	—	—	—	—	1,000	—	—	—	—	—	—	—	—
Perry Piep(1)	1,000	*	—	—	—	—	1,000	—	—	—	—	—	—	—	—
Abe Piep(1)	1,000	*	—	—	—	—	1,000	—	—	—	—	—	—	—	—
Nathyn Piep(1)	1,000	*	—	—	—	—	1,000	—	—	—	—	—	—	—	—
Hannah Hoffman(1)	1,000	*	—	—	—	—	1,000	—	—	—	—	—	—	—	—
Ari Hoffman(1)	1,000	*	—	—	—	—	1,000	—	—	—	—	—	—	—	—
Total	72,807,109	51.0%	19,937,500	100%	135,000	100%	68,724,906	19,937,500	135,000	4,082,203	2.93%	—	—	—	—
*	Denotes less than 1%.
**	Certain Selling Securityholders may be deemed to beneficially own other shares reported herein.
***	The Class A common stock issuable upon conversion of shares of Class B common stock is also included in the Number of Shares of Class A Common Stock Being Offered column immediately preceding.
(1)	Unless otherwise indicated, the business address of each of these holders is c/o Quantum-Si Incorporated, 530 Old Whitfield Street, Guilford, CT 06437.
(2)
Represents Class B common stock, or Class A common stock issuable upon the conversion of Class B common stock, as the case may be, held by 4C Holdings I, LLC and 4C Holdings V, LLC. Jonathan M. Rothberg, Ph.D., our Interim Chief Executive Officer and Executive Chairman, is the sole manager of 4C Holdings I, LLC and 4C Holdings V, LLC. Dr. Rothberg has sole voting and investment control over the shares.

(3)	The business address of such holder is 600 Steamboat Road, Suite 200, Greenwich, Connecticut 06830.
(4)	The business address of such holder is Rooms 1801-02, 18th Floor, China Evergrande Centre, 38 Gloucester Road, Wanchai, Hong Kong.
(5)	The business address of such holder is 42F, Park Place Office Tower 1601 Nanjing Road(W), Shanghai 200040.
(6)
HighCape Capital Acquisition LLC, or its affiliates, is the record holder of the 2,088,750 Founder Shares and 405,000 private placement shares that were purchased in connection with HighCape’s initial public offering, reported herein. Also includes 135,000 shares upon the exercise of Private Placement Warrants. Mr. Zuga is the sole manager of HighCape Capital Acquisition LLC, and he has voting and investment discretion with respect to the securities held by HighCape Capital Acquisition LLC. Mr. Zuga disclaims any beneficial ownership of the securities held by HighCape Capital Acquisition LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The business address of HighCape Capital Acquisition LLC is 452 Fifth Avenue, 21st Floor, New York, NY 10018.

(7)
Represents (i) 1,029,207 shares of Class A common stock held by Dr. Rothberg and (ii) 1,513,675 restricted stock units held by Dr. Rothberg. No shares of Class A common stock are issuable upon vesting of restricted stock units within 60 days of June 30, 2022 held by Dr. Rothberg.

(8)
Larry Robbins is Founder, Portfolio Manager and CEO of Glenview Capital Management, LLC, which serves as investment manager to Glenview Capital Master Fund, Ltd., Glenview Capital Opportunity Fund, L.P., Glenview Offshore Opportunity Master Fund, Ltd., Glenview Healthcare Master Fund, L.P., Glenview Institutional Partners, L.P., and Glenview Capital Partners, L.P. (the “Glenview Investment Funds”). Mr. Robbins shares voting and dispositive power over the shares held by the Glenview Investment Funds and may be deemed to beneficially own such shares. The address of the principal business office for the Glenview Investment Funds is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

(9)
Deerfield Mgmt, L.P. is the general partner of Deerfield Partners, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Partners, L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P. Each of Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the shares of Class A common stock of the Company beneficially owned by Deerfield Partners, L.P. The principal business address of Mr. Flynn, Deerfield Mgmt, Deerfield Partners and Deerfield Management is 345 Park Avenue South, New York, New York 10010.

(10)
Kevin Rakin and Matt Zuga are each a General Partner of HighCape Partners QP II, L.P., HighCape Partners II, L.P., and HighCape Partners II QSI Invest, L.P. and have voting and investment control over the shares held by the entities. The business address of such holders is 452 Fifth Avenue, 21st Floor, New York, New York, 10018.

(11)
Christoph Boehringer and Dirk Wilken are each a Managing Partner of CD-Venture GMBH and have voting and investment power over the shares held by the entity. The business address of such holder is Bergheimer Str. 45, Heidelberg, Germany BW 69115.

(12)
Foresite Capital Management V, LLC (“FCM V”) is the general partner of Foresite Capital Fund V, L.P. (“Foresite V”), and Foresite Capital Opportunity Management V, LLC (“FCM Opportunity”) is the general partner of Foresite Capital Opportunity Fund V, L.P. (“Foresite Opportunity”), and may be deemed to have sole voting and dispositive power over shares held by Foresite V and Foresite Opportunity, respectively. Dr. James Tananbaum is the sole managing member of FCM V and FCM Opportunity and may be deemed to have sole voting and dispositive power over shares held by Foresite V and Foresite Opportunity. Each of FCM V, FCM Opportunity, and Dr. Tananbaum disclaims beneficial ownership of shares held by Foresite V and Foresite Opportunity except to the extent of any pecuniary interest therein. The address of Foresite V, Foresite Opportunity, FCM V, FCM Opportunity and Dr. Tananbaum is 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939.

(13)
Represents (i) 814,195 shares of Class A common stock held by Dr. McKenna and (ii) 54,826 restricted stock units held by Dr. McKenna. No shares of Class A common stock are issuable upon vesting of restricted stock units within 60 days of June 30, 2022 held by Dr. McKenna.

(14)
David Solomon is the Managing Member of Hildred Holdings, LLC (Series F) and has voting and investment power over the shares held by the entity. The business address of such holder is 745 Fifth Avenue, Suite 1702, New York, New York 10151.

(15)
Jeffrey S. Samberg, is the Trustee of The Jeffrey S. Samberg Amended and Restated Revocable Trust Indenture and has voting and investment power over the shares held by the trust. The business address of such holder is 77 Bedford Road, Katonah, New York 10536.

(16)
Ferdinand von Baumbach, Andrea von Baumbach, and Peter Zschech have voting and investment power over the shares held by TY INVEST KG. The business address of such holder is Seitzstrasse 8e, Munich, Germany 80538.

(17)	Dr. Dekkers has sole voting and investment control over the shares held by Novalis Lifesciences Investments I, LP.
(18)	Represents 424,677 shares of Class A common stock that are issuable upon exercise of options held by Dr. Dyer, which are exercisable within 60 days of June 30, 2022.
(19)
Joseph D. Samberg, is the Trustee of The Joseph D. Samberg Revocable Trust and has voting and investment power over the shares held by the trust. The business address of such holder is 77 Bedford Road, Katonah, New York 10536.

(20)
Represents 358,875 shares of Class A common stock that are issuable upon exercise of options held by Dr. Mina, of which 129,593 shares of Class A common stock are exercisable within 60 days of June 30, 2022 held by Dr. Mina.

(21)
Jeffrey Samberg is the Managing Member of Acadia Woods Partners, LLC and has voting and investment power over the shares held by the entity. The business address of such holder is 77 Bedford Road, Katonah, New York 10536.

(22)
Represents (i) 23,925 shares of Class A common stock held by Ms. Drayton, (ii) 191,399 shares of Class A common stock that are issuable upon exercise of options held by Ms. Drayton, and (iii) 71,775 restricted stock units held by Ms. Drayton. 47,849 shares of Class A common stock are exercisable within 60 days of June 30, 2022 held by Ms. Drayton and no shares of Class A common stock are issuable upon vesting of restricted stock units within 60 days of June 30, 2022 held by Ms. Drayton.

(23)
Hubertus von Baumbach has voting and investment power over the shares held by Arrivi Vermogensverwaltungs GMBH. The business address of such holder is Binger Strasse 173, Ingelheim am Rhein, Germany 55216.

(24)
Represents (i) 90,579 shares of Class A common stock held by Dr. LaPointe and (ii) 138,406 shares of Class A common stock issuable upon the vesting of restricted stock units held by Dr. LaPointe. No shares of Class A common stock are issuable upon the vesting of restricted stock units within 60 days of June 30, 2022 held by Dr. LaPointe.

(25)	Sebastian Kofler has voting and investment power over the shares held by IB Invest GMBH. The business address of such holder is Binger Str 173, Ingelheim, Germany 55216.
(26)
Represents 56,837 shares of Class A common stock held by Dr. Dekkers and 113,675 restricted stock units held by Dr. Dekkers. No shares of the Company’s Class A common stock are issuable upon vesting of restricted stock units within 60 days of June 30, 2022 held by Dr. Dekkers.

(27)
Represents 56,837 shares of Class A common stock held by Ms. Fattori and 113,675 restricted stock units held by Ms. Fattori. No shares of the Company’s Class A common stock are issuable upon vesting of restricted stock units within 60 days of June 30, 2022 held by Ms. Fattori.

(28)	Erich K. G. von Baumbach has voting and investment power over the shares held by EKG Verwaltungs GmbH. The business address of such holder is Bingerstrasse 173, Ingelheim, Germany 55216.
(29)
Represents (i) 128,136 shares of Class A common stock held by Mr. Shahida and (ii) 14,055 shares of Class A common stock that that are issuable upon exercise of options held by Mr. Shahida, which are exercisable within 60 days of June 30, 2022.

(30)	The business address of such holder is Kaethe-Leichter-gasse 7, Vienna, Austria 1130.
(31)	The business address of such holder is 452 Fifth Avenue, 21st Floor, New York, NY 10018.
(32)
Mr. Rakin is the Trustee of The Kevin L Rakin Irrevocable Trust and has voting and investment power over the shares held by the trust. The business address of such holder is 452 Fifth Avenue, 21st Floor, New York, NY 10018.

(33)	The business address of such holder is 452 Fifth Avenue, 21st Floor, New York, NY 10018.
(34)	The business address of such holder is Butjadingerstrasse 400, Oldenburg, Germany 26125.
(35)
Shahriar Shahida is the Trustee of the Green Cedar GST Trust and has voting and investment power over the shares held by the trust. The business address of such holder is 3 Heathcote Road, Scarsdale, New York 10583.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock, Class B common stock and Warrants, which we refer to collectively as our “securities.” This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of our securities who are initial purchasers of our securities pursuant to this offering and hold our securities as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that any distributions made by us on our securities and any consideration received by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.
This summary is based upon U.S. federal income tax laws as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income, U.S. federal gift and estate tax laws, and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:
•	banks, financial institutions, or financial services entities;
•	broker-dealers;
•	governments or agencies or instrumentalities thereof;
•	regulated investment companies;
•	real estate investment trusts;
•	expatriates, former citizens, or former long-term residents of the United States;
•	persons that actually or constructively own five percent or more (by vote or value) of our securities (except to the limited extent set forth below);
•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee stock incentive plans or otherwise as compensation;
•	insurance companies;
•	dealers or traders subject to a mark-to-market method of accounting with respect to our securities (except to the limited extent set forth below);
•	persons for whom our securities constitute “qualified small business stock” within the meaning of Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•	persons holding our securities shares as part of a “straddle,” constructive sale, hedge, conversion or other integrated or similar transaction;
•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•
Subchapter S corporations, partnerships or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such partnerships or pass-through entities;

•	tax-exempt entities;
•	controlled foreign corporations (including “specified foreign corporations”); and
•	passive foreign investment companies.
If a partnership (including an entity or arrangement treated as a partnership or other pass-thru entity for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our securities, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our securities.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, Treasury Regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.
U.S. Holders
This section applies to you if you are a “U.S. Holder.” A U.S. Holder is a beneficial owner of our securities who or that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States as determined for United States federal income tax purposes;
•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Taxation of Distributions. If we pay distributions or make constructive distributions (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of our Class A common stock or Class B common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Class A common stock or Class B common stock, as applicable. Any remaining excess will be treated as gain realized on the sale or other disposition of Class A common stock or Class B common stock, as applicable, and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock or Class B Common Stock” below.
Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder may constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. Holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock or Class B Common Stock. Upon a sale or other taxable disposition of our Class A common stock or Class B common stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in its Class A common stock or Class B common stock, as applicable. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A common stock or Class B common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Class A common stock or Class B common stock so disposed of. A U.S. Holder’s adjusted tax basis in its Class A common stock or Class B common stock generally will equal the U.S. Holder’s acquisition cost of such common stock (or, in the case of Class A common stock received upon exercise of a Warrant, the U.S. Holder’s initial basis for such Class A common stock, as discussed below), less any prior distributions treated as a return of capital.
Optional Conversion and Mandatory Conversion of Class B Common Stock. A U.S. Holder of Class B common stock is not expected to recognize any income, gain or loss under U.S. federal income tax laws as a result of the optional conversion of such U.S. Holder’s Class B common stock into Class A common stock. It is expected that a U.S. Holder who elects to convert its Class B common stock into Class A common stock (i) would have the same basis in its Class A common stock as such U.S. Holder had in its Class B common stock prior to conversion into Class A common stock, and (ii) such U.S. Holder’s holding period in the Class A common stock would include the U.S. Holder’s holding period in the Class B common stock so converted. A mandatory conversion of any U.S. Holder’s Class B common stock into Class A common stock is expected to be treated the same as an optional conversion.
Exercise of a Warrant. Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize taxable gain or loss upon the exercise of a Warrant for cash. The U.S. Holder’s initial tax basis in the shares of Class A common stock received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s acquisition cost of the Warrant increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “U.S. Holders — Possible Constructive Distributions”) and the exercise price of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Class A common stock received upon exercise of the Warrant would commence on the date of exercise of the warrant or the day following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the Warrants.
The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. A cashless exercise may be nontaxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s initial tax basis in the Class A common stock received generally should equal the holder’s adjusted tax basis in the Warrant. A U.S. Holder’s adjusted tax basis in its Warrants will generally equal the U.S. Holder’s acquisition cost increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “U.S. Holders — Possible Constructive Distributions”). If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A common stock would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. Holder held the Warrant. If, instead, the cashless exercise were treated as a recapitalization, the holding period of the Class A common stock generally would include the holding period of the Warrant.
It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder could be deemed to have surrendered a portion of the Warrants being exercised having a value equal to the exercise price of such Warrants in satisfaction of such exercise price. Although not free from doubt, such U.S. Holder generally should recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered to satisfy the exercise price and the U.S. Holder’s adjusted tax basis in such Warrants. In this case, a U.S. Holder’s initial tax basis in the Class A common stock received would equal the sum of the exercise price and the U.S. Holder’s adjusted tax basis in the Warrants exercised. A U.S. Holder’s adjusted tax basis in its Warrants will generally equal the U.S. Holder’s acquisition cost (less any acquisition cost allocable to the Warrants deemed to have been exchanged in the cashless exercise), increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “U.S. Holders — Possible Constructive Distributions”). It is unclear whether a U.S. Holder’s holding period for the Class A common stock would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. Holder held the Warrant.
Due to the uncertainty and absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Class A common stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of a cashless exercise.
Sale, Exchange, Redemption or Expiration of a Warrant. Upon a sale, exchange (other than by exercise), redemption (other than a redemption for Class A common stock), or expiration of a Warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s adjusted tax basis in the Warrant. A U.S. Holder’s adjusted tax basis in its Warrants will generally equal the U.S. Holder’s acquisition cost, increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “U.S. Holders — Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the Warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration. If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the Warrant. The deductibility of capital losses is subject to certain limitations.
A redemption of Warrants for Class A common stock described in this prospectus under “Description of Quantum-Si Securities — Warrants — Public Stockholders’ Warrants” should be treated as a “recapitalization” for U.S. federal income tax purposes. Accordingly, you should not recognize any gain or loss on the redemption of Warrants for shares of our Class A common stock. Your aggregate initial tax basis in the shares of Class A common stock received in the redemption should equal your aggregate adjusted tax basis in your Warrants redeemed and your holding period for the shares of Class A common stock received in redemption of your Warrants should include your holding period for your surrendered Warrants. However, there is some uncertainty regarding this tax treatment and it is possible such a redemption could be treated in part as a taxable exchange in which gain or loss would be recognized in a manner similar to that discussed above for a cashless exercise of Warrants or otherwise characterized. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the tax consequences of a redemption of Warrants for shares of Class A common stock.
Possible Constructive Distributions. The terms of each Warrant provide for an adjustment to the number of shares of Class A common stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Quantum-Si Securities — Warrants — Public Stockholders’ Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (including, through an increase in the number of shares of Class A common stock that would be obtained upon exercise of the Warrant or through a decrease in the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Class A common stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “U.S. Holders — Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us on Class A common stock equal to the fair market value of such increased interest. For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which we may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of constructive distributions are determined.
Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of our securities, unless the

U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.
Non-U.S. Holders
This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our securities who or that is for U.S. federal income tax purposes:
•	a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);
•	a foreign corporation; or
•
an estate or trust that is not a U.S. Holder; but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of the disposition (as such days are calculated pursuant to Section 7701(b) (3) of the Code). If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our securities.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. Holder of shares of our Class A common stock or Class B common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of Class A common stock or Class B common stock, as applicable, and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of our securities, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock, Class B Common Stock and Warrants” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock, Class B Common Stock and Warrants” below), we generally will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.
The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).
Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock, Class B Common Stock and Warrants. A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our securities unless:
•
the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder); or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our securities, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, as defined pursuant to applicable Treasury Regulations, the Non-U.S. Holder has owned, directly or constructively, more than 5% of our Quantum-Si Class A common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.
Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate).
If the second bullet point above applies to a Non-U.S. Holder, gain recognized by such Holder on the sale, exchange or other disposition of our Class A common stock, Class B common stock or Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Class A common stock, Class B common stock or Warrants from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We believe we are not currently and do not anticipate becoming a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a United States real property holding corporation in the future.
Possible Constructive Distributions. The terms of each Warrant provide for an adjustment to the number of shares of Class A common stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Quantum-Si Securities — Warrants — Public Stockholders’ Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a Non-U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (including, through an increase in the number of shares of Class A common stock that would be obtained upon exercise of the Warrant or through a decrease in the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Class A common stock which is taxable to such holders as a distribution. A Non-U.S. Holder would be subject to U.S. federal income tax withholding as described above under “Non-U.S. Holders — Taxation of Distributions” under that section in the same manner as if such non-U.S. Holder received a cash distribution from us on Class A common stock equal to the fair market value of such increased interest.
Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our securities. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” generally impose withholding at a rate of 30% on payments of dividends (including constructive dividends) in respect to our securities which are held by or through certain “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial Non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30% unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provide certain information regarding the entity’s “substantial United States owners” which will in turn be provided to the U.S. Department of Treasury. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits.
Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed Treasury Regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed Treasury Regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.- source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our securities.

PLAN OF DISTRIBUTION
We are registering the issuance by us of up to 135,000 shares of our Class A common stock issuable upon the exercise of the Private Placement Warrants and 3,833,319 shares of our Class A common stock issuable upon the exercise of the Public Warrants. We are also registering the resale by the Selling Securityholders of up to 135,000 Private Placement Warrants, up to 68,724,906 shares of our Class A common stock and up to 19,937,500 shares of our Class B common stock.
The Selling Securityholders may offer and sell, from time to time, their respective shares of Class A common stock, Class B common stock, and Private Placement Warrants covered by this prospectus. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their securities by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	an over-the-counter distribution in accordance with the rules of Nasdaq;
•
through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	short sales;
•	distribution to employees, members, limited partners or stockholders of the Selling Securityholders;
•	through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise;
•	by pledge to secured debts and other obligations;
•	delayed delivery arrangements;
•	to or through underwriters or agents;
•
in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;
•	in options transactions; and
•	through a combination of any of the above methods of sale, as described below, or any other method permitted pursuant to applicable law.
In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell the securities short and redeliver the securities to close out such short positions.

The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).
In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.
In offering the securities covered by this prospectus, the Selling Securityholders and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
We will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
A holder of Private Placement Warrants or Public Warrants may exercise its Private Placement Warrants or Public Warrants in accordance with the Warrant agreements on or before the expiration date set forth therein by surrendering, at the office of the Warrant Agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Private Placement Warrants or Public Warrants, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Private Placement Warrants or Public Warrants, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant agreements.
We have agreed to indemnify certain of the Selling Securityholders against certain liabilities, including certain liabilities under the Securities Act, the Exchange Act or other federal or state law.
We have agreed with certain Selling Securityholders pursuant to the Amended and Restated Registration Rights Agreement (as defined below) to use our commercially reasonable efforts to keep the registration statement of which this prospectus constitutes a part effective until such time as all securities covered by this prospectus have been sold or otherwise cease to be registrable securities.
We have also agreed with the PIPE Investors pursuant to the PIPE Investor Subscription Agreements and with the Foresite Funds pursuant to the Foresite Subscription Agreements to cause the registration statement to remain effective until the earlier of (i) five years (in the case of the PIPE Investor Subscription Agreements) or three years (in the case of the Foresite Subscription Agreements) from the effective date of the registration statement, (ii) the date the Selling Securityholder ceases to hold the shares covered by the registration statement or (iii) the first date on which the Selling Securityholder can sell all of its shares under Rule 144 of the Securities Act without restriction.

Amended and Restated Registration Rights Agreement
At the Closing, Quantum-Si, the initial stockholders, including the Sponsor (the “Sponsor Group Holders”) and certain holders of Legacy Quantum-Si securities (the “Quantum-Si Holders”) entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the Sponsor Group Holders and the Quantum-Si Holders were granted certain registration rights with respect to their respective shares of the Company’s common stock on the terms and subject to the conditions therein.

DESCRIPTION OF SECURITIES
The following summary of the material terms of the capital stock of Quantum-Si Incorporated (formerly HighCape Capital Acquisition Corp.) is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Charter, our Amended and Restated Bylaws (the “Bylaws”) and the warrant-related documents described herein, each of which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and certain provisions of Delaware law. We urge you to read each of our Charter, our Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities. Unless the context requires otherwise, all references to “we,” “us,” “our,” “Quantum-Si” and the “Company” in this section refer solely to Quantum-Si Incorporated (formerly HighCape Capital Acquisition Corp.) and not to our subsidiaries.
Authorized Capital Stock
We are authorized to issue 628,000,000 shares, consisting of 600,000,000 shares of Class A common stock, par value $0.0001 per share, 27,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
Class A Common Stock
Voting Rights
Holders of Class A common stock are entitled to cast one vote per share. Generally, holders of all classes of common stock vote together as a single class, and an action is approved by stockholders if a majority of votes cast affirmatively or negatively on the action are cast in favor of the action, while directors are elected by a plurality of the votes cast. Holders of Class A common stock are not entitled to cumulate their votes in the election of directors.
Dividend Rights
With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the Class A common stock and Class B common stock, each voting separately as a class, holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held), together with each holder of Class B common stock, if and when any dividend is declared by our Board of Directors (the “Board”) out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class A common stock with respect to the payment of dividends.
Liquidation, Dissolution and Winding Up
On the liquidation, dissolution, distribution of assets or winding up of the Company, each holder of Class A common stock, together with each holder of Class B common stock, will be entitled, pro rata on a per share basis, to all of our assets of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of our preferred stock then outstanding and unless disparate or different treatment of the shares of Class A common stock and Class B common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.
Other Matters
Holders of shares of Class A common stock do not have subscription, redemption or conversion rights. All the outstanding shares of Class A common stock are validly issued, fully paid and non-assessable.
Class B Common Stock
Voting Rights
Holders of Class B common stock are entitled to cast 20 votes per share of Class B common stock. Generally, holders of all classes of our common stock vote together as a single class, and an action is approved by our stockholders if a majority of votes cast affirmatively or negatively on the action are cast in favor of the action, while directors are elected by a plurality of the votes cast. Holders of Class B common stock are not entitled to cumulate their votes in the election of directors.
Dividend Rights
With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the Class A common stock and Class B common stock, each voting separately as a class, holders of Class B common stock will share ratably (based on the number of shares of Class B common stock held), together with each holder of Class A common stock, if and when any dividend is declared by the Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class B common stock with respect to the payment of dividends.
Optional Conversion
Holders of Class B common stock have the right to convert shares of their Class B common stock into fully paid and non-assessable shares of Class A common stock, on a one-to-one basis, at the option of the holder at any time upon written notice to us.
Mandatory Conversion
Holders of Class B common stock will have their Class B common stock automatically converted into Class A common stock, on a one-to-one basis, upon the occurrence of any of the events described below:
(1)
Any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of any Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of a share of Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise, other than a permitted transfer;

(2)
Upon the first date on which Jonathan M. Rothberg, Ph.D., together with all other qualified stockholders, collectively cease to beneficially own at least 20% of the number of Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination, or recapitalization of the Class B common stock) collectively beneficially owned by Dr. Rothberg and permitted transferees of Class B common stock as of the effective time of the Merger; or

(3)	Upon the date specified by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Class B common stock, voting as a separate class.
Liquidation Rights
On the liquidation, dissolution, distribution of assets or winding up of the Company, each holder of Class B common stock, together with each holder of Class A common stock, will be entitled, pro rata on a per share basis, to all of our assets of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of our preferred stock then outstanding and unless disparate or different treatment of the shares of Class A common stock and Class B common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.
Preferred Stock
Our Charter provides that the Board has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of our assets, which rights may be greater than the rights of the holders of the common stock. There are no shares of preferred stock outstanding as of June 30, 2022.
The purpose of authorizing the Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the dividend or liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Warrants
Public Stockholders’ Warrants and Private Placement Warrants
As of June 30, 2022, there were an aggregate of 3,833,319 outstanding Public Warrants, which entitle the holder to acquire Class A common stock. Each whole Public Warrant entitles the registered holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below. A holder may exercise its Public Warrant only for a whole number of shares of Class A common stock. This means only a whole Public Warrant may be exercised at a given time by a warrant holder. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will expire on June 10, 2026 at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
As of June 30, 2022, there were 135,000 Private Placement Warrants outstanding. The Private Placement Warrants are not redeemable by us for cash so long as they are held by the initial stockholders or their permitted transferees. The initial purchasers of the Private Placement Warrants, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described in this paragraph, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold in HighCape’s initial public offering, including that they may be redeemed for shares of Class A common stock. If the Private Placement Warrants are held by holders other than the initial purchasers of the Private Placement Warrants or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Warrants included in the units sold in the initial public offering.
We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act, covering the issuance of the shares of Class A common issuable upon exercise of the Warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to us satisfying our obligations described below with respect to registration. No Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless.
Redemptions
We may call the Public Warrants for redemption for cash:
•	in whole and not in part;
•	at a price of $0.01 per Public Warrant;
•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Public Warrant holder; and
•
if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the Public Warrant holders.

If and when the Warrants become redeemable by the Company, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 Public Warrant exercise price after the redemption notice is issued.
Redemption procedures and cashless exercise
If we call the Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our Warrants. If our management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the Warrants, multiplied by the excess of the “fair market value” of the Class A common stock (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Warrant redemption. We believe this feature is an attractive option to the Company if we do not need the cash from the exercise of the Warrants. If we call the Warrants for redemption and our management does not take advantage of this option, the holders of the Private Placement Warrants and their permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other Warrant holders would have been required to use had all Warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail below.
A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A common stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of Class A common stock is increased by a share capitalization payable in shares of Class A common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase Class A common stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) the quotient of (x) the price per share of Class A common stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such Class A common stock (or other securities into which the Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, or (c) to satisfy the redemption rights of the holders of Class A common stock in connection with the Business Combination, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event. If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding share of Class A common stock.
Whenever the number of shares of Class A common stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding Class A common stock (other than those described above or that solely affects the par value of such Class A common stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Class A common stock), or in the case of any sale or conveyance to another corporation or entity of our assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the warrant agreement based on the warrant value (as defined in the warrant agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.
The Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding Public Warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, a majority of the then outstanding Private Placement Warrants. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants.
The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Warrants and receive Class A common stock. After the issuance of Class A common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Class A common stock to be issued to the Warrant holder.
Registration Rights
Pursuant to PIPE Investor Subscription Agreements, the PIPE Investors purchased shares of Class A common stock immediately prior to the closing of the Business Combination and the PIPE Investors are entitled to certain registration rights. Additionally, pursuant to Foresite Subscription Agreements, the Foresite Funds purchased shares of Class A common stock immediately prior to the closing of the Business Combination and the Foresite Funds are entitled to certain registration rights. In particular, we agreed to, within forty-five (45) calendar days after the closing of the Business Combination, file with the SEC (at our sole cost and expense) a registration statement registering the resale of the shares of Class A common stock issued to the PIPE Investors and Foresite Funds, and to use our commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day (or the 120th calendar day if the SEC notified us that it would “review” such registration statement) following the closing of the Business Combination and (ii) the 10th business day after the date we were notified (orally or in writing) by the SEC that such registration statement would not be “reviewed” or will not be subject to further review. On July 2, 2021, we filed such registration statement with the SEC and the registration was declared effective on July 21, 2021.
At the closing of the Business Combination, Quantum-Si, the initial stockholders, including the Sponsor, certain affiliates of Glenview Capital Management, LLC (the “Sponsor Group Holders”) and certain holders of Legacy Quantum-Si capital stock (the “Quantum-Si Holders”) entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the Sponsor Group Holders and the Legacy Quantum-Si Holders were granted certain registration rights with respect to their respective shares of our common stock, in each case, on the terms and subject to the conditions therein. In particular, the Amended and Restated Registration Rights Agreement provides for the following registration rights:
•
Registration rights. Promptly, but in any event within 60 days following the closing of the Business Combination, we were required to use our commercially reasonable efforts to file a registration statement under the Securities Act to permit the public resale of all registrable securities as permitted by Rule 415 of the Securities Act and to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the filing deadline (or 90 days following the filing deadline if the registration statement is reviewed by and receives comments from the SEC). On July 2, 2021, we filed such registration statement with the SEC and the registration statement was declared effective on July 21, 2021. At any time at which we have an effective shelf registration statement with respect to a holder’s registrable securities, any such holder may request to sell all or a portion of their registrable securities pursuant to an underwritten offering pursuant to such shelf registration statement, provided that such holder(s) reasonably expect any such sales to generate aggregate gross proceeds in excess of $25 million or reasonably expect to sell all of the registrable securities held by such holder, but in no event for aggregate gross proceeds of less than $5 million in gross proceeds. We will enter into an underwriting agreement with a managing underwriter or underwriters selected by the initiating holder(s), after consultation with us, and will take all such other reasonable actions as are requested by the managing underwriter to expedite or facilitate the disposition of such registrable securities.

•
Demand registration rights. At any time after the closing of the Business Combination, if we do not have an effective registration statement outstanding, we will be required, upon the written request of the holders of at least a majority-in-interest of the then-outstanding registrable securities held by the Sponsor Group Holders or the Quantum-Si Holders, as soon as practicable but not more than 45 days after receipt of such written request, to file a registration statement and to effect the registration of all or part of their registrable securities. We are not obligated to effect more than an aggregate of three registrations pursuant to a demand registration request.

•
Piggyback registration rights. At any time after the closing of the Business Combination, if we propose to file a registration statement under the Securities Act to register any of our equity securities, or securities or other obligations exchangeable or convertible into equity securities, or to conduct a public offering, either for our own account or for the account of any other person, subject to certain exceptions and reductions as described in the Amended and Restated Registration Rights Agreement, then we will give written notice of such proposed filing to the holders of registrable securities as soon as practicable but not less than 10 days before the anticipated filing of such registration statement. Upon the written request of any holder of registrable securities in response to such written notice, we will, in good faith, cause such registrable securities to be included in the registration statement and use our commercially reasonable efforts to cause the underwriters of any proposed underwritten offering to include such holders’ registrable securities on the same terms and conditions as any similar securities of the Company included in such registration.

In addition, we agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, we would use our best efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants, as described above under “ —  Warrants — Public Stockholders’ Warrants.” On July 2, 2021, we filed such registration statement with the SEC and the registration statement was declared effective on July 21, 2021.
Exclusive Forum
Our Charter provides that, to the fullest extent permitted by law, unless we otherwise consent in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Company, (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), the Charter or Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of the Charter or Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act and the provisions of our Charter described above will not apply to claims arising under the Exchange Act or other federal securities laws for which there is exclusive federal jurisdiction.
Anti-Takeover Effects of Provisions of the Charter, Bylaws and Applicable Law
Certain provisions of the Charter, Bylaws, and laws of the State of Delaware, where we are incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the Class A common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure the Company and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Authorized but Unissued Shares
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which apply so long as the Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Dual Class Stock
As described above, the Charter provides for a dual class common stock structure which provides Dr. Rothberg with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of our outstanding common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of Quantum-Si or our assets.
Blank Check Preferred Stock
The Charter provides for 1,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal is not in the best interests of the Company or our stockholders, the Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.
In this regard, the Charter grants the Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of the holders of shares of common stock and may have the effect of delaying, deterring or preventing a change in control of the Company.
Number of Directors
The Charter and Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time solely pursuant to a resolution adopted by the Board; provided, however, that prior to the first date on which the issued and outstanding shares of Class B common stock represent less than 50% of the voting power of the then outstanding shares of our capital stock that would be entitled to vote for the election of directors at an annual meeting of stockholders, unless approved by the holders of a majority in voting power of the shares of our capital stock that would then be entitled to vote in the election of directors at an annual meeting or by written consent, the number of directors may not exceed nine (9).
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be delivered to, or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Bylaws allow the chairman of the meeting at a meeting of the stockholders to determine whether a proposal to the meeting was properly brought and to adopt rules and regulations for the conduct of meetings, except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Limitations on Stockholder Action by Written Consent
The Charter provides that, subject to the terms of any series of our preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting; provided, however, that prior to the first date on which the issued and outstanding shares of Class B common stock represent less than 50% of the voting power of the then outstanding shares of our capital stock that would then be entitled to vote for the election of directors, any action required or permitted to be taken at any annual or special meeting of stockholders, may be taken by written consent if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.
Amendment of the Charter and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
The Charter provides that our may be amended by in the manners provided therein or prescribed by statute. The Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal any provision of the Charter, or adopt any provision of the Charter inconsistent therewith.
If any of the Class B common stock shares are outstanding, in addition to any vote required by Delaware law, the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of Class B common stock, voting as a separate class, is required to amend the Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of Class B common stock, (2) to provide for each share of Class A common stock or any preferred stock to have more than one vote per share or any rights to a separate class vote of the holders of shares of Class A common stock other than as provided by the Charter or required by the DGCL, or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A common stock.
If any shares of Class A common stock are outstanding, we will not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or the Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the Charter (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class A common stock so as to affect them adversely; or (2) to provide for each share of Class B common stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of Class B common stock other than as provided by the Charter or required by the DGCL.
The Charter also provides that the Board will have the power to adopt, amend, alter, or repeal the Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or the Charter. Our stockholders are prohibited from adopting, amending, altering, or repealing the Bylaws, or to adopt any provision inconsistent with the Bylaws, unless such action is approved, in addition to any other vote required by the Charter, by (i) prior to the date on which the issued and outstanding shares of Class B common stock represent less than 50% of the total voting power of the then outstanding shares of our capital stock that would then be entitled to vote in the election of directors at an annual meeting of stockholders, the holders of a majority in voting power of the shares of our capital stock that would then be entitled to vote in the election of directors at an annual meeting of stockholders, and (ii) on and after such date, the holders of two-thirds (2/3rds) of the voting power of the shares of our capital stock that would then be entitled to vote in the election of directors at an annual meeting of stockholders.
Business Combinations
Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:
(1)	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
(2)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(3)
at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Since we have not opted out of Section 203 of the DGCL, it will apply to us. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Charter does not authorize cumulative voting.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to our best interests or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.
The Bylaws provide that we shall indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Charter and Bylaws may discourage stockholders from bringing lawsuits against directors for any alleged breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.
Corporate Opportunities
The Charter provides for the renouncement by us of any interest or expectancy of us in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any of our directors who is not an employee of the

Company or any of our subsidiaries, unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of a director of the Company expressly and solely in that director’s capacity as a director of the Company.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent for our capital stock is Continental Stock Transfer & Trust Company.
Stock Exchange Listing
Our Class A common stock and Public Warrants to purchase Class A common stock are listed for trading on The Nasdaq Stock Market under the symbol “QSI” and “QSIAW”, respectively.

LEGAL MATTERS
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. has passed upon the validity of the Class A common stock and Class B common stock offered by this prospectus and certain other legal matters related to this prospectus.
EXPERTS
The financial statements of Quantum-Si Incorporated as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement, including exhibits, under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and our exhibits.
In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on a website maintained by the SEC located at www.sec.gov. We also maintain a website at www.quantum-si.com. Through our website, we make available, free of charge, annual, quarterly and current reports, proxy statements and other information as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement. We incorporate by reference the documents listed below:
(1)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 1, 2022;
(2)
The portions of our Definitive Proxy Statement on Schedule 14A for our 2022 Annual Meeting of Stockholders filed with the SEC on March 29, 2022 that are deemed “filed” with the SEC under the Exchange Act;

(3)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022 filed with the SEC on May 10, 2022;
(4)
Our Current Reports on Form 8-K filed with the SEC on January 4, 2022, February 14, 2022, May 9, 2022, May 16, 2022, June 10, 2022 and June 16, 2022 (except for the information furnished under Items 2.02 or 7.01 and the exhibits furnished thereto);

(5)
The description of our common stock contained in our Registration Statement on Form 8-A filed on September 2, 2020, including any amendment or report filed for the purpose of updating such description; and

(6)
All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination or completion of the offering of securities under this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such reports and other documents.

The SEC file number for each of the documents listed above is 001-39486.
In addition, all reports and other documents filed by us pursuant to the Exchange Act after the date of the post-effective amendment to the registration statement of which this prospectus is a part and prior to the effectiveness of the post-effective amendment to the registration statement shall be deemed to be incorporated by reference into this prospectus.
You may request a copy of these documents, orally or in writing, which will be provided to you at no cost, by contacting:
Quantum-Si Incorporated
530 Old Whitfield Street
Guilford, Connecticut 06437
Telephone: (203) 458-7100
Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus or any accompanying prospectus supplement.
You may also access these documents on our website, https://www.quantum-si.com/. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

QUANTUM-SI INCORPORATED
Up to 72,558,225 Shares of Class A Common Stock
Up to 19,937,500 Shares of Class B Common Stock
Up to 135,000 Warrants
PROSPECTUS
     , 2022
You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.	Other Expenses of Issuance and Distribution.
The following table sets forth the estimated expenses to be borne by the registrant in connection with the issuance and distribution of the shares of common stock being registered hereby.
Expense	Estimated Amount
Securities and Exchange Commission registration fee	$141,403.81
Accounting fees and expenses	*
Legal fees and expenses	*
Financial printing and miscellaneous expenses	*
Total	$*
*	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.
Item 15.	Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”), permits a corporation to indemnify its directors and officers against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties. The directors or officers must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, an action only by or in the right of the corporation, indemnification may be made only for expenses, including attorney’s fees, actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. The amended and restated certificate of incorporation and the amended and restated bylaws of the registrant provide that the registrant may indemnify its directors, officers, employees or agents to the fullest extent permitted by applicable law.
Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The current certificate of incorporation of the registrant provide for such limitation of liability.
We have entered into indemnification agreements with each of our directors and executive officers in which we have agreed to indemnify and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under applicable law, against all expenses, losses and liabilities incurred by the indemnitee or on the indemnitee’s behalf arising from the fact that such person is or was a director, officer, employee or agent of our company or our subsidiaries.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, our amended and restated certificate of incorporation, our amended and restated bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
Item 16.	Exhibits.
Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Reg. Number
2.1†
Business Combination Agreement, dated as of February 18, 2021, by and among Quantum-Si Incorporated (formerly HighCape Capital Acquisition Corp.), Tenet Merger Sub, Inc., and Q-SI Operations Inc. (formerly Quantum-Si Incorporated).
			Form 8-K (Exhibit 2.1)	2/18/2021	001-39486
4.1	Second Amended and Restated Certificate of Incorporation of Quantum-Si Incorporated.		Form 8-K (Exhibit 3.1)	6/15/2021	001-39486
4.2	Amended and Restated Bylaws of Quantum-Si Incorporated.		Form 10-K (Exhibit 3.2)	3/1/2022	001-39486
4.3	Specimen Class A Common Stock Certificate.		Form S-4/A (Exhibit 4.1)	5/11/2021	333-253691
4.4	Warrant Agreement, dated as of September 3, 2020, by and between Quantum-Si Incorporated (formerly HighCape Capital Acquisition Corp.) and Continental Stock Transfer & Trust Company.		Form 8-K (Exhibit 4.1)	9/9/2020	001-39486
5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.		POS AM (Exhibit 5.1)	3/2/2022	333-257676
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm		X
23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page to the initial Registration Statement)
†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 17.	Undertakings.
(a) The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that: Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:
(i)
each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Guilford, State of Connecticut, on July 15, 2022.
QUANTUM-SI INCORPORATED

By:	/s/ Jonathan M. Rothberg, Ph.D.
Jonathan M. Rothberg, Ph.D. Interim Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of Jonathan M. Rothberg, Ph.D. and Claudia Drayton, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities and on the dated indicated.
Signature	Title	Date
/s/ Jonathan M. Rothberg, Ph.D.	Interim Chief Executive Officer and Executive Chairman (Principal Executive Officer)	July 15, 2022
Jonathan M. Rothberg, Ph.D.

/s/ Claudia Drayton	Chief Financial Officer (Principal Financial and Accounting Officer)	July 15, 2022
Claudia Drayton

/s/ Vikram Bajaj, Ph.D.	Director	July 15, 2022
Vikram Bajaj, Ph.D.

*	Director	July 15, 2022
Marijn Dekkers, Ph.D.

*	Director	July 15, 2022
Ruth Fattori

*	Director	July 15, 2022
Brigid A. Makes

*	Director	July 15, 2022
Michael Mina, M.D., Ph.D.

Signature	Title	Date

*	Director	July 15, 2022
Kevin Rakin
By:	/s/ Claudia Drayton
Claudia Drayton Attorney-in-fact